BXL -
At the Annual Meeting of Shareholders ("Annual Meeting") of the Fund held on December 18, 1998, shareholders were asked to elect a director, to ratify the selection of independent auditors for the fiscal period ending December 31, 1998, and to approve amending the Fund's Articles of Incorporation to change the Fund's name. Shareholders elected Frederick A. Parker, Jr. director of the Fund with 232,930 shares voting in favor, 271,848 shares voting to withhold authority, and 1,681 shares not voting. The names of each other director whose term of office continued after the meeting are Basset S. Winmill, Mark C.
Winmill, Thomas B. Winmill, and Douglas Wu. Regarding ratification of independent auditors, 227,627 shares voted in favor, 252,182 shares voted against, 24,969 shares voted to abstain, and 1,681 did not vote. Regarding amendment of the Fund's Articles of Incorporation to change the Fund's name; 183,014 shares voted in favor, 289,144 shares voted against, 32,620 shares voted to abstain, and 1,681 shares did not vote.

Although not properly brought before the Annual Meeting and subject to the Fund's objections and reservations in connection therewith, stockholder proposals were made to adjourn the meeting and to terminate the Investment Management Agreement. With respect to the first adjournment proposal, 100,890 shares voted in favor, 264,571 shares voted against, 0 shares voted to abstain, and 140,998 shares did not vote. With respect to the second adjournment proposal, 100,890 shares voted in favor, 264,571 shares voted against, 0 shares voted to abstain, and 140,998 shares did not vote. With respect to the termination proposal, 234,505 shares voted in favor, 2,770 shares voted against, 2,932 shares voted to abstain, and 266,252 did not vote.